UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Farmers National Bank 401(k) Retirement Savings Plan

Financial Statements

As of and for the Years Ended December 31, 2021 and 2020

Supplemental Schedule

As of December 31, 2021

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

CONTENTS

Reports of Independent Registered Accounting Firm	2 - 3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 14

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15 - 16

Signature	17

Consents of Independent Registered Public Accounting Firm	18 - 19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants

Farmers National Bank 401(k) Retirement Savings Plan

Canfield, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Farmers National Bank 401(k) Retirement Savings Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2022.

Milwaukee, Wisconsin

June 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosure in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Urish Popeck & Co., LLC

We have served as the Plan’s auditor since 2019

Pittsburgh, Pennsylvania

July 12, 2021

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2021 AND 2020

	2021	2020
INVESTMENTS, AT FAIR VALUE
Registered investment companies	$40,997,000	$35,461,397
Farmers National Banc Corp. Common Stock	1,732,135	1,249,363

	42,729,135	36,710,760

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT AT CONTRACT VALUE	3,449,193	2,948,336
RECEIVABLES
Contributions receivable companies’	31,930	27,432
Notes receivable from participants	6,116	5,968

	38,046	33,400
TOTAL ASSETS	46,216,374	39,692,496
LIABILITIES
Excess contributions payable	61,670	25,907

NET ASSETS AVAILABLE FOR BENEFITS	$46,154,704	$39,666,589

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$4,908,091	$4,300,332
Interest and dividends	1,799,854	824,265

	6,707,945	5,124,597

Other income	148	151

Contributions
Participants’	2,221,591	2,077,602
Companies’	709,996	687,694
Rollovers	10,957	36,197

	2,942,544	2,801,493

Total additions	9,650,637	7,926,241

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,099,043	1,132,202
Administrative expense	63,479	49,233

Total deductions	3,162,522	1,181,435

NET INCREASE	6,488,115	6,744,806
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	39,666,589	32,921,783

END OF YEAR	$46,154,704	$39,666,589

The accompanying notes are an integral part of these financial statements.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

1.	Plan Description

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and effective November 1, 2021, The Cortland Savings & Banking Company (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a multiple employer defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 60 days of service. Plan entry dates are the first of the month coinciding with or next following the date the employee satisfies eligibility requirements.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $709,996 and $687,694 for the Plan years ended December 31, 2021, and 2020 respectively. During the years ended December 31, 2021 and 2020, the Companies did not make any discretionary contributions, QNEC, or QMAC.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

1.	Plan Description (continued)

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeited Accounts

Forfeited nonvested accounts totaled $35,133 and $55,518 at December 31, 2021 and 2020, respectively. Forfeitures may be used to reduce the Companies’ matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2021 and 2020, forfeitures of $53,530 and $23,836, respectively, were used to reduce the Companies’ matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions plus rollovers.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP).

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses.

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

The Plan’s registered investment companies and Farmers National Banc Corp. Common Stock (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $4,908,091 and $4,300,332 during the years ended December 31, 2021 and 2020, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended December 31, 2021 and 2020, administrative expenses paid by the Plan were $63,479 and $49,233, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

2.	Summary of Significant Accounting Policies (continued)

Subsequent Events

The Plan evaluated subsequent events through the date of the Independent Registered Public Accounting Firm’s Report, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $148 and $151 for 2021 and 2020, respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits. The Plan no longer permits loans against participants account balances.

3.	Fair Value Measurement

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

3.	Fair Value Measurement (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021:

	Level 1	Total
Registered investment companies	$40,997,000	$40,997,000
Parent Company common stock	1,732,135	1,732,135

Total assets at fair value	$42,729,135	$42,729,135

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020:

	Level 1	Total
Registered investment companies	$35,461,397	$35,461,397
Parent Company common stock	1,249,363	1,249,363

Total assets at fair value	$36,710,760	$36,710,760

The Plan’s investment in AB Large Cap Growth Z totaling $5,333,634 and $4,942,050 as of December 31, 2021 and 2020, respectively, represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits. The Plan’s investment in the Fidelity 500 index totaling $8,165,353 and $6,749,112 as of December 31, 2021 and 2020, respectively, represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

4.	Guaranteed Investment Contract

The Plan is invested in a Guaranteed Interest Fund (the Fund), a fully benefit-responsive investment contract through Great-West Life & Annuity Insurance Company. The Fund invests primarily in stable value products, such as traditional guaranteed investment funds (GIFs), separate account GIFs, and synthetic GIFs.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The contract held by the Plan is considered a traditional investment contract.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date. The average and actual average yield earned by the Plan were both 1.15% for the year ending December 31, 2021, and 1.28% for the year ending December 31, 2020.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of plan sponsor or other plan sponsor events (for example, divestitures or spinoff of a subsidiary) that significantly affect the Plan’s normal operations.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

4.	Guaranteed Investment Contract (continued)

The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

5.	Tax Status

The Companies adopted a Prototype Non-Standardized Profit-Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on September 30, 2014, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the opinion letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for audits for any tax period in progress. Plan Management believes the Plan is no longer subject to tax examinations for the years prior to 2018.

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by Federated Investors, Inc. (Federated), and a guaranteed interest fund managed by Great-West Life & Annuity Insurance Company. Federated is related to the Record Keeper of the Plan, Great- West Financial, and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2021, the Plan purchased 10,875 shares and sold 11,647 shares of Farmers National Banc Corp. Common Stock. The Plan holds 93,377 shares of Farmers National Banc Corp. Common Stock at December 31, 2021 with a cost basis of $967,711. During 2020, the Plan purchased 15,788 shares and sold 6,370 shares of Farmers National Banc Corp. Common Stock. The Plan held 94,149 shares of Farmers National Banc Corp. Common Stock at December 31, 2020 with a cost basis of $979,878. During the years ended December 31, 2021 and 2020, the Plan recorded dividend income on Farmers National Banc Corp. Common Stock of $43,508 and $38,933, respectively. During the years ended December 31, 2021 and 2020, the Plan recorded appreciation on Farmers National Banc Corp. Common Stock of $494,939 and depreciation of $249,442, respectively.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

8.	Excess Contributions Payable

In order to pass the 2021 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amounts for 2021 and 2020 were $61,670 and $25,907, and were distributed on March 15, 2022 and March 8, 2021, respectively. These amounts have been included as excess contributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2021 and 2020, respectively.

9.	Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	Operational Defect

After the end of the period December 31, 2020, the plan administrator discovered that the plan’s compensation definition was not applied correctly, resulting the inadvertent exclusion of certain compensation when calculating plan contributions. The plan administrator identified the affected participants and deposited $84,663 into the plan to correct these missed contributions and interest.

11.	COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

The pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and volatility in financial markets across the world. Depending on the severity and length of the outbreak, this pandemic could present material uncertainty and risk with respect to the Farmers National Bank 401(k) Retirement Savings Plan (the Plan), including its performance, the liquidity of its investments, collectability of amounts due from others, and on its overall financial condition. The rapid development and fluidity of this situation precludes management from making a reasonable estimate as to the ultimate adverse impact of the pandemic on Farmers National Bank 401(k) Profit Sharing Plan (the Plan) results of operations, financial condition and liquidity for fiscal year 2021.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2021 And 2020

12.	Reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2021	2020
Net assets available for benefits per financial statements	$46,154,704	$39,666,589
Add: Excess contributions payable	61,670	25,907
Less: Employer contribution receivable	(31,930)	(27,432)

Net Assets available for benefits per Form 5500	$46,184,444	$39,665,064

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2021	2020
Net increase in net assets available for benefits per financial statements	$6,488,115	$6,744,806
Add: Current year excess contributions payable	61,670	25,907
Less: Prior year excess contributions payable	(25,907)	(108,023)
Add: Prior year employer contribution receivable	27,432	0
Less: Current year employer contribution receivable	(31,930)	(27,432)

Net increase in net assets available for benefits per Form 5500	$6,519,380	$6,635,258

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current value
	Registered investment companies
	PIMCO REALPATH BLEND 2025 INST	81,216	shares	a	$1,106,156
	PIMCO REALPATH BLEND 2030 INST	259,009	shares	a	3,696,058
	PIMCO REALPATH BLEND 2035 INST	74,978	shares	a	1,108,927
	PIMCO REALPATH BLEND 2040 INST	36,824	shares	a	560,834
	PIMCO REALPATH BLEND 2045 INST	49,459	shares	a	763,649
	PIMCO REALPATH BLEND 2050 INST	10,239	shares	a	159,721
	PIMCO REALPATH BLEND 2055 INST	47,071	shares	a	740,428
	PIMCO REALPATH BLEND INCOME INSTL	125,615	shares	a	1,620,433
	FIDELITY INTERNATIONAL ENHANCED INDEX	13,198	shares	a	147,024
	MFS INTERNATIONAL GROWTH R6	54,776	shares	a	2,390,981
	INVESCO OPPENHEIMER DEV MRKTS R6	18,562	shares	a	872,427
	PIMCO COMMODITY REAL RET STRAT INSTL	42,371	shares	a	269,059
	VANGUARD REAL ESTATE INDEX ADMIRAL	2,761	shares	a	453,490
	FIDELITY SMALL CAP INDEX	133,340	shares	a	3,674,851
	UNDISCOVERED MGRS BEH VALUE R6	1,058	shares	a	88,343
	FIDELITY MID CAP INDEX	80,778	shares	a	2,584,103
	MFS MID CAP GROWTH R6	55,770	shares	a	1,870,523
	AB LARGE CAP GROWTH Z	53,990	shares	a	5,333,634
	FIDELITY 500 INDEX	49,391	shares	a	8,165,353
	JP MORGAN EQUITY INCOME R6	59,033	shares	a	1,407,949
*	GREAT-WEST CORE BOND FUND INST	307,069	shares	a	3,073,765
	JP MORGAN INCOME R6	88,897	shares	a	834,745
	PIMCO INT BOND (USD-HEDGED ) INST	6,411	shares	a	68,851
	PIMCO REALPATH BLEND 2060 INSTL	471	shares	a	5,696

	Balance to next page				40,997,000

*	Parties-in-interest

See the Independent Registered Public Accounting Firm’s Report.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Balance from prior page			$40,997,000

*	Farmers National Banc Corp. Common Stock	93,377 shares	a	1,732,135

	Fully benefit-responsive investment contract
*	Guaranteed Interest Fund	N/A	a	3,449,193

*	Notes receivable from participants	Interest rates of 3.25% - 4.25% with various maturities through 2020	-0-	6,116

				$46,184,444

a	The cost of participant-directed funds is not required to be disclosed
*	Parties-in-interest

See the Independent Registered Public Accounting Firm’s Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Farmers National Bank 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k) Retirement Savings Plan

By:	/s/ Mark A. Nicastro
Mark A. Nicastro
Chief Human Resources Officer
Farmers National Banc Corp.

Date:	June 29, 2022